Exhibit 99.1

Gold Royalty Reports record SIX-MONTH results with continued strong cash flow and EARNINGS growth

Vancouver, British Columbia – August 5, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and six months ended June 30, 2026. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “Gold Royalty’s growth is in high gear with half-year revenues more than doubling year-over-year and over 40% growth in gold equivalent ounces* in the first half of 2026, both to new record levels. With our portfolio heavily concentrated in gold and copper and projected peer-leading growth in gold equivalent ounces over the next five years, Gold Royalty provides its shareholders strong leverage to gold and copper prices from mines in Tier One jurisdictions with top operators. In addition, our royalty-focused asset base has virtually no exposure to mine site cost inflation.

Our strong performance in the first half of the year has laid the foundation for what is expected to be a catalyst-rich second half. We look forward to continued volume and cash flow growth and progress at key projects including first production from Ren, construction start at South Railroad, commercial and full production achieved at Vareš, and reports or studies outlining expansion potential at Borborema, Côté, Granite Creek, Jerritt Canyon, and a proposed second shaft at Odyssey.”

Second Quarter 2026 Highlights

●	Revenue of $6.7 million; Total Revenue, Land Agreement Proceeds and Interest* increased by approximately 80% to $7.9 million and GEOs* increased by approximately 31% to 1,757 GEOs*, when compared to the second quarter of 2025.
●	Adjusted EBITDA* of $5.6 million (net income of $1.8 million), approximately 137% higher than the same period in 2025
●	Ended the quarter with over $11.3 million of cash, no debt and a fully undrawn $150 million credit facility, inclusive of a $25 million accordion feature
●	Acquired an additional 0.875% net smelter return (“NSR”) royalty interest over the Ren project for $6.25 million and, subsequent to quarter-end, acquired NSR royalties on the Sterling project and a portion of the Granite Creek mine for $0.8 million. All three assets are located in Nevada, USA.
●	The Company remains on track to achieve its previously announced annual guidance of 7,500 - 9,300 GEOs in 2026.

* Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, and GEOs (“Gold Equivalent Ounces”) are non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below.

Selected Financial Highlights

The following table sets forth selected financial information for the three and six months ended June 30, 2026:

	For three months ended June 30		For the six months ended June 30
(in thousands of dollars, except per share and GEOs amounts)	2026($)	2025($)	2026($)	2025($)
Revenue	6,732	3,823	13,910	6,961
Net income (loss)	1,783	(829)	3,554	(2,077)
Net income (loss) per share, basic	0.01	(0.00)	0.02	(0.01)
Net income (loss) per share, diluted	0.01	(0.00)	0.01	(0.01)
Cash provided by operating activities	3,723	1,069	8,197	3,556
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	7,933	4,412	17,295	7,989
Adjusted EBITDA(1)	5,599	2,363	12,598	4,036
Adjusted Net Income (loss)(1)	1,790	(66)	5,063	(1,312)
Adjusted Net Income (loss) Per Share, basic and diluted(1)	0.01	(0.00)	0.02	(0.01)
GEOs(1)	1,757	1,346	3,677	2,595
Statement of Financial Position
Total assets	850,113	740,246	850,113	740,246
Total non-current liabilities	120,778	177,217	120,778	177,217

Note:

1)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below for further information.

Portfolio Update

Borborema Mine (2.75% NSR; “Borborema”): On July 10, 2026, Aura Minerals Inc. (“Aura”) reported that 14,251 GEOs were produced at Borborema during the second quarter of 2026, representing a 17% decrease as compared to the previous quarter, as planned mine sequencing resulted in lower grades. Aura has reiterated that it remains on track to meet its guidance for the full year 2026.

For further information see Aura’s news release dated July 10, 2026, available under its profile on www.sedarplus.ca.

Borden Mine (0.5% NSR, partial royalty coverage; “Borden”): In a news release dated July 1, 2026, Discovery Silver Corp. changed its name to Discovery Mining Ltd. (“Discovery”). On May 14, 2026, Discovery reiterated its commitment to an extensive exploration program at Borden, including highlighting success from resource conversion and extension drilling. Three drill rigs are involved in infill and extension of the East Lower Zone and two surface drills are exploring to the northwest of the mine. We note that our royalty coverage is expected to increase as operations trend towards the east, which follows the orebody along trend and down plunge as the mine deepens. Discovery’s sustaining capital expenditures in the first quarter were largely focused on capital development at Borden.

For further information see Discovery’s news release dated May 14, 2026, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey Mine (3.0% NSR, partial royalty coverage; “Odyssey”): On July 29, 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) reported that the first phase of shaft sinking was completed in July 2026, reaching a depth of 1,586 metres. Activities will transition to the headframe change-over and completion of the first loading station, which remains on schedule, to support first production through Shaft #1 in the second quarter of 2027. Exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including 13.7 g/t gold over 14.6 metres in the newly-defined Artemis zone within the internal zones of the Odyssey deposit.

Agnico Eagle also noted that remediation work at the Barnat open pit is expected to be completed in the third quarter of 2026 after the July 1, 2026 rock mass movement which was previously disclosed on July 2, 2026. Mining activities are anticipated to resume in the fourth quarter of 2026.

For further information see Agnico Eagle’s news release dated July 29, 2026, available under its profile on www.sedarplus.ca.

Côté Gold Mine (0.75% NSR, partial royalty coverage; “Côté”): In a news release dated June 1, 2026, IAMGOLD announced an updated consolidated mineral resource estimate for the Côté Gold Mine, with estimated measured and indicated mineral resources increasing by 13% to 12.7 million ounces and inferred mineral resources increasing by 63% to 2.0 million ounces, in each case on a 100% basis inclusive of mineral reserves, as compared with the December 31, 2025 statement. IAMGOLD also stated that the estimate will support an updated technical report and mine plan expected in the fourth quarter of 2026.

For further information see IAMGOLD’s news release dated June 1, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR, partial royalty coverage; “Cozamin”): On July 30, 2026, Capstone Copper Corp. (“Capstone”) noted that Cozamin production was consistent with the planned mine sequence and the operation is trending towards the upper end of its 2026 guidance range on strong performance. Production in 2026 is expected to be consistently weighted throughout the year.

For further information see Capstone’s news release dated July 30, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Project (10.0% NPI and a 0.5% NSR partial royalty coverage acquired subsequent to quarter end; “Granite Creek”): On June 25, 2026, i-80 Gold Corp. (“i-80”) disclosed that the feasibility study for Granite Creek is now expected to be completed in the third quarter of 2026, compared to the second quarter as previously announced. i-80 also stated that positive drill results from Granite Creek continued to support the potential expansion of the mineralized body and were being incorporated into ongoing technical work evaluating feed for the Lone Tree Plant.

For further information see i-80’s news release dated June 25, 2026, available under its profile on www.sedarplus.ca.

Jerritt Canyon Project (0.5% NSR; “Jerritt Canyon”): First Majestic Silver Corp. (“First Majestic”) started an exploration drilling program in the second quarter of 2026 and plans for a total of 42,000 m of drilling in 2026. Restart activities continue to advance and First Majestic remains focused on progressing technical studies and site preparations to support the planned resumption of mining operations in the second half of 2027.

For further information, see First Majestic’s second quarter report released July 30, 2026, available under its profile on www.sedarplus.ca.

La Mina Project (2.0% NSR; “La Mina”): GoldMining Inc. (“GoldMining”) announced the results of an updated preliminary economic assessment (“PEA”) under NI 43-101 on April 28, 2026. The La Mina Project PEA demonstrates an after-tax net present value (“NPV”) (5%) of $1.0 billion and an after-tax internal rate of return (“IRR”) of 32%, based on a gold price of $3,500/oz, copper price of $4.70 per pound and silver price of $40/oz, with an estimated initial payback period of 2.7 years. The study contemplates an over 11-year mine life with average annual gold-equivalent production of 152,400 ounces during the first five years and estimated life of mine all-in sustaining costs of $1,045/oz Au (by-product basis). See “Notice to Investors”.

For further information see GoldMining’s news release dated April 28, 2026 and GoldMining’s technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Gold-Copper Mineral Deposit, Antioquia, Republic of Colombia” and dated effective April 22, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

São Jorge Project (1.0% NSR, “São Jorge”): GoldMining announced highlights of a positive PEA on June 11, 2026 which showcased an after-tax NPV at a 5% discount rate of $532 million, an after-tax IRR of 42% at a base case gold price of $3,500/oz, and an initial payback of 2.8 years. See “Notice to Investors”.

For further information see GoldMining’s news release dated June 11, 2026 and GoldMining’s technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the São Jorge Gold Project, Pará State, Brazil” and dated effective June 9, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

South Railroad Project (0.44% NSR, partial royalty coverage; “South Railroad”): In a news release dated May 11, 2026, Orla disclosed that South Railroad remained on track for a mid-2026 construction start, subject to receipt of the Bureau of Land Management Record of Decision. Orla also stated that purchase orders had been issued for critical long-lead equipment, a contract had been awarded for the mine water treatment plant, and detailed engineering was 41% complete at the end of the first quarter.

In a news release dated July 9, 2026, Orla stated that receipt of the final permits for South Railroad remained an important catalyst for the second half of 2026.

In a news release dated July 31, 2026, Equinox Gold Corp. and Orla announced the successful completion of their previously announced business combination.

For further information see Orla’s news releases dated May 11, 2026, July 9, 2026, and July 31, available under its profile on www.sedarplus.ca.

Vareš Mine (100% copper stream with ongoing payments of 30% of the spot copper price; “Vareš”): On July 30, 2026, DPM Metals (“DPM”) reported that Vareš produced approximately 35,000 GEOs in the second quarter including 1.3 million pounds copper, in line with the planned ramp up of the mine to full production. Payable metals sold of approximately 26,000 GEOs was lower than the GEOs produced due primarily to timing of deliveries. DPM stated that it has continued to make strong progress at Vareš, with development rates in-line with expectations. Vareš is expected to remain on track to achieve full production run-rate of 850,000 tonnes per year by the end of 2026.

For further information see DPM’s announcement dated July 30, 2026, available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model. We currently have 38 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continued to incur low operating costs to maintain our mineral interests in the second quarter of 2026.

2026 Outlook

The Company maintains its previously announced forecast of between 7,500 and 9,300 GEOs in 2026, which includes approximately 684 GEOs relating to Land Agreement Proceeds credited against other mineral interest and interest payments, and is based on an assumed gold price of $5,150 per ounce, and an assumed copper price of $5.75 per pound.

Commodity prices will affect calculation of GEOs from copper (and other metals) stream and royalties and from Land Agreement Proceeds and other payments. Please see our news release dated March 18, 2026 for a sensitivity table to illustrate the potential variability of our 2026 guidance to gold and copper metal prices.

Second Quarter 2026 Results Conference Call Details

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, August 6, 2026 to discuss these results. To participate, please use one of the following methods:

Webinar: Click here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The second quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets & Sustainability

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

The PEAs respecting the La Mina and São Jorge projects referenced herein are each preliminary in nature, and there is no certainty that the reported results will be realized. Mineral resources used for such PEAs include inferred mineral resources which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves, and there is no certainty that the projected economic performance will be realized.

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: the Company’s outlook for 2026, including estimated future GEOs and contractual payments, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures do not have any standardized meaning prescribed by IFRS Accounting Standards and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adjusting revenue for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema Royalty Limited Partnership (“Borborema LP”) joint venture. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and six months ended June 30, 2026 and 2025:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Royalty	6,136	1,981	13,169	3,097
Streaming	1,037	720	2,010	1,204
Advance minimum royalty and pre-production royalty	25	877	371	1,955
Land agreement proceeds	271	459	779	1,032
Interest income credited against gold-linked loan	464	375	966	701
Total Revenue, Land Agreement Proceeds and Interest	7,933	4,412	17,295	7,989
Land agreement proceeds credited against other mineral interests	—	(214)	(20)	(327)
Interest income credited against gold-linked loan	(464)	(375)	(966)	(701)
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	(284)	—	(1,284)	—
Royalty revenue earned through Borborema LP joint venture(2)	(453)	—	(1,115)	—
Revenue	6,732	3,823	13,910	6,961

Notes:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net income (loss) for the impact of: depletion, depreciation, finance costs, current and deferred tax expenses, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty and royalty revenue earned through Borborema LP joint venture, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss in associate, dilution loss in associate, share of profit in joint venture, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange loss (gain), loss (gain) on loan modification and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:

3)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars)	($)	($)	($)	($)
Net income (loss)	1,783	(829)	3,554	(2,077)
Depletion	1,754	418	3,145	509
Depreciation	19	20	40	39
Finance costs	161	2,236	504	4,441
Current tax expense	128	47	144	118
Deferred tax expense (recovery)	889	(387)	1,900	(27)
Land Agreement Proceeds credited against other mineral interests	—	214	20	327
Interest income credited against gold-linked loan	464	375	966	701
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	284	—	1,284	—
Royalty revenue earned through Borborema LP joint venture(2)	453	—	1,115	—
Share of profit in joint venture(2)	(310)	—	(763)	—
Transaction related and non-recurring general and administrative expenses	48	40	81	101
Share-based compensation	715	650	1,450	1,342
Share of loss in associate	—	50	—	80
Dilution loss in associate	—	73	—	73
Change in fair value of gold-linked loan	(444)	(425)	(1,036)	(715)
Change in fair value of short-term investments	(203)	(47)	(67)	27
Change in fair value of embedded derivative	—	(180)	—	(280)
Foreign exchange (gain) loss	(45)	81	(40)	52
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(97)	27	(199)	18
Adjusted EBITDA	5,599	2,363	12,598	4,036

Notes:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

2)	Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net income (loss) for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss in associate, dilution loss in associated, changes in fair value of embedded derivative, short-term investments and gold-linked loan, loss (gain) on loan modification, foreign exchange loss (gain) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

1)	Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
(in thousands of dollars, except per share amount)	($)	($)	($)	($)
Net income (loss)	1,783	(829)	3,554	(2,077)
Land Agreement Proceeds credited against other mineral interests	—	214	20	327
Interest income credited against gold-linked loan	464	375	966	701
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	284	—	1,284	—
Accretion of convertible debentures	—	555	—	1,074
Transaction related and non-recurring general and administrative expenses	48	40	81	101
Share of loss in associate	—	50	—	80
Dilution loss in associate	—	73	—	73
Change in fair value of gold-linked loan	(444)	(425)	(1,036)	(715)
Change in fair value of short-term investments	(203)	(47)	(67)	27
Change in fair value of embedded derivative	—	(180)	—	(280)
Foreign exchange (gain) loss	(45)	81	(40)	52
Loss (gain) on loan modification	—	—	500	(693)
Other (income) expense	(97)	27	(199)	18
Adjusted Net Income (Loss)	1,790	(66)	5,063	(1,312)

Weighted average number of common shares
Basic	230,811,330	170,553,644	230,106,914	170,407,047
Diluted	239,253,267	170,553,644	240,317,602	170,407,047

Adjusted Net Income (Loss) Per Share
Basic	0.01	(0.00)	0.02	(0.01)
Diluted	0.01	(0.00)	0.02	(0.01)

Note:

1)	Consist of portion of royalty payments which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended June 30, 2025	3,279	4,412	1,346
For the six months ended June 30, 2025		7,989	2,595

For the three months ended March 31, 2026	4,875	9,362	1,920
For the three months ended June 30, 2026	4,516	7,933	1,757
For the six months ended June 30, 2026		17,295	3,677